FILE NO. 70-10100

IN THE MATTER OF

FILE NO. 70-10100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146-2841

The Commission is requested to send copies of all notices, orders and communications in connection with this
Certificate of Notification to:

David B. Hertzog Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Clifford M. Naeve William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005

On February 21, 2003, and July 23, 2003, the Securities and Exchange Commission (the “Commission”) issued orders in File No. 70-10100, Release Nos. 35-27652 and 35-27701 (the “Orders”) authorizing, among other things, certain financing transactions. The Orders directed Allegheny Energy, Inc. (“Allegheny”) to file on a quarterly basis with the Commission certificates pursuant to Rule 24 of the Public Utility Holding Company Act of 1935. Those certificates are to contain certain financial information pertaining to Allegheny and Allegheny Energy Supply Company, LLC (“AE Supply”), which Allegheny provides below for the period from April 1, 2004 through June 30, 2004 (“the current period”).

1.     The orders require a table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply. The following table provides this information as of June 30, 2004.

(in thousands)
Allegheny Energy, Inc.
Common equity	$1,514,272	21.5%
Preferred stock	74,000	1.0%
Minority interest	26,676	0.4%
Debt	5,436,308	77.1%

Total capitalization	$7,051,256	100.0%

(in thousands)
Allegheny Energy Supply, LLC
Common equity	$728,414	19.1%
Minority interest	42,705	1.1%
Debt	3,052,341	79.8%

Total capitalization	$3,823,460	100.0%

The information for April and May 2004 has been filed in paper copy, and Allegheny and AE Supply request confidential treatment thereof pursuant to Rule 104(b), 17CFR § 250.104(b).

2.     Following is a description of the amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividends on the member’s equity of AE Supply, as required by the Orders:

There were no dividends declared and/or paid by AE Supply to Allegheny during the current period.

3.     Following is a description of the use by Allegheny of any funds received as a dividend from AE Supply, as required by the Orders:

Allegheny did not receive any funds as a dividend from AE Supply during the current period.

4.     The Orders require that Allegheny and AE Supply file updated financial information, including a statement of assumptions underlying the financial projections.

This information has been filed in paper copy and Allegheny, and AE Supply request confidential treatment thereof pursuant to Rule 104(b), 17CFR § 250.104(b).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 30, 2004	ALLEGHENY ENERGY, INC. BY: /S/ Thomas R. Gardner THOMAS R. GARDNER Vice President, Controller & Chief Accounting Officer

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